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Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 333-134390
Date: August 17, 2006

EXTERNAL NEWS RELEASE

06-42-TC

For Immediate Release:        August 17, 2006

TECK COMINCO ANNOUNCES EXPIRY OF INCO OFFER

Vancouver, August 17, 2006—Teck Cominco Limited (TSX—TCK.A; TCK.B; NYSE—TCK) announced today that its offer to acquire all of the outstanding common shares of Inco Limited expired at midnight (Toronto time) on August 16, 2006. At the time of expiry, the minimum tender condition in the offer had not been satisfied, and the offer is therefore terminated. Teck Cominco has instructed CIBC Mellon Trust Company, the depositary for the offer, to promptly return all shares tendered.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco's tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604) 687-1117, or by email to: info@teckcominco.com.

For further information contact:

Doug Horswill
Sr. Vice President Enviro. & Corp. Aff.
Teck Cominco Limited
(604) 687-1117
doug.horswill@teckcominco.com

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TECK COMINCO ANNOUNCES EXPIRY OF INCO OFFER